Mail Stop 3561

February 23, 2007

Mr. Wayne Rockall, President and CEO
Yarraman Winery, Inc.
700 Yarraman Road
Wybong
Upper Hunter Valley
New South Wales, Australia 2333

> **Re:** **Yarraman Winery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **File No. 000-28865**

Dear Mr. Rockall:

We have completed our review of your Form 10-KSBs and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies